CULP


                                  May 12, 2006

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street NE
Washington, D.C. 20002
Attention:  William Choi, Branch Chief

              Re: Culp, Inc.
                  Form 10-K for the fiscal year ended May 1, 2005, filed July 12, 2005 File No. 1-12597

Ladies and Gentlemen:

We received a letter from the Division of Corporate Finance concerning a review of the company's Form 10-K for the fiscal year ended May 1, 2005 ("the filing"), including comments on the filing. This letter is delivered in response to those comments, using the same numbering system included in the staff's letter.

Form 10-K for the Fiscal Year Ended May 1, 2005
-----------------------------------------------

1. Comment:
   -------

Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Response:
--------

We will include the additional disclosures and changes indicated in the responses below in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
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Securities and Exchange Commission
May 12, 2006
Page 2
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Commitments, page 30
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2. Comment:
   -------

Please consider revising your contractual obligations table to include estimated interest payments on your long term debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to understanding your cash requirements.

Response:
--------

In future filings, we will include an additional line item in the commitments table to show estimated interest payments on long term debt.

Consolidated Financial Statements and Supplemental Data, page 35
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Notes to Consolidated Financial Statements, page 42
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Accounts Receivable, page 50
----------------------------

3. Comment:
   -------

Please present the activity in your reserve for returns and allowances and discounts. Alternatively, you may provide such disclosure in Schedule II - Valuation and Qualifying Accounts. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Response:
--------

In future filings, we will include additional disclosure in the accounts receivable footnote in the financial statements to present activity in the reserve for returns and allowances and discounts.

Exhibits 31(a) and 31(b)

4. Comment:
   -------

Please confirm to us that the inclusion of the titles of the Chairman and Chief Executive Officer and President and Chief Operating Officer in the introductory paragraphs were not intended to limit the capacity in which such individuals provided the certifications. In future filings please omit the titles in the introductory paragraph to conform to the format provided in Item 601(b)(31)(i) of Regulation S-K. Also refer to Question 11 of the Staff's Frequently Asked Questions regarding the Sarbanes-Oxley Act of 2002 issued in November 2002 and available on our website at www.sec.gov.


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Securities and Exchange Commission
May 12, 2006
Page 3
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Response:
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The titles of the certifying officers in the introductory paragraphs of the certifications contained in Exhibits 31(a) and 31(b) were included for purposes of identification only. We confirm that the inclusion of titles was not intended to limit the capacity in which such individuals provided the certifications. Titles of officers will be omitted from the introductory paragraphs of these certifications in future filings.

Conclusion
----------

The company acknowledges that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the company has adequately addressed all of the concerns and comments included in the staff's letter. We appreciate your review of these responses. If you have further comments or any questions about our responses, please contact the undersigned at the address and telephone number listed above. Thank you for your consideration.

                              Sincerely yours,

                              Culp, Inc.

                              /s/ Franklin N. Saxon

                              Franklin N. Saxon
                              President and Chief Operating Officer


                              /s/ Kenneth R. Bowling

                              Kenneth R. Bowling
                              Vice President-Finance & Treasurer